Exhibit No. 12.01

Statement of Computation of Ratio of Earnings to Fixed Charges

Questar Gas Company

Ratio of Earnings to Fixed Charges

	9 Months Ended September 30,		12 Months Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings
Income before income taxes and cumulative effect of accounting change	$31.0	$31.1	$58.9	$57.3	$51.3	$33.6	$50.2
Plus interest expense	17.7	16.4	22.6	20.2	19.7	21.0	22.5
Plus allowance for borrowed funds used during construction	0.5	0.2	0.4	0.1	0.1	0.1	0.2
Plus interest portion of rental expense	0.9	1.0	1.3	1.3	0.8	0.8	0.8
	$50.1	$48.7	$83.2	$78.9	$71.9	$55.5	$73.7

Fixed Charges
Interest expense	$17.7	$16.4	$22.6	$20.2	$19.7	$21.0	$22.5
Plus allowance for borrowed funds used during construction	0.5	0.2	0.4	0.1	0.1	0.1	0.2
Plus interest portion of rental expense	0.9	1.0	1.3	1.3	0.8	0.8	0.8
	$19.1	$17.6	$24.3	$21.6	$20.6	$21.9	$23.5

Ratio of Earnings to Fixed Charges	2.62	2.77	3.42	3.65	3.49	2.53	3.14

For purposes of this presentation, “earnings” represent income before income taxes and cumulative effect of accounting change adjusted for fixed charges. “Fixed charges” consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.

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